Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 19, 2007
Relating to Preliminary Prospectus dated October 2, 2007
Registration No. 333-144290

FUQI INTERNATIONAL, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated October 2, 2007 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-144290) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) to update certain disclosures contained in the Preliminary Prospectus, which are summarized in this issuer free writing prospectus. Amendment No. 3 can be accessed through the following link: http://sec.gov/Archives/edgar/data/1382696/000114420407055057/v090503-s1a.htm

We revised the “Executive Compensation—Compensation Discussion and Analysis” to provide additional disclosure regarding our compensation policies and practices with respect to our named executive officers.

Compensation Discussion and Analysis

General

Prior to completion of our Reverse Merger with VT Marketing Services, Inc. in November 2006, our Chairman, Chief Executive Officer, and President, Mr. Yu Kwai Chong, determined the compensation for our executive officers that was earned and paid. During the fiscal years of 2006, 2005 and 2004, the compensation consisted solely of each executive officer’s salary, other than an automobile allowance for Mr. Chong, and none of our executive officers received a cash bonus. We believe that the salaries paid to our executive officers during 2006, 2005, and 2004 were indicative of the fair value of the services provided to us, as measured by the local market in China.

After completion of the Reverse Merger, compensation packages for fiscal 2007 were proposed by Mr. Chong, and eventually reviewed and approved by our Compensation Committee after its formation in June 2007. In September 2007, we entered into three-year employment agreements (the “Employment Agreements”) with each of our executive officers. The Employment Agreements are effective and contingent upon the closing of this offering. The level and components of the compensation packages for our executive officers under the Employment Agreements were primarily determined based upon comparisons with the compensation packages of certain public companies in the United States and Hong Kong, in addition to the compensation packages of private Chinese jewelry companies with which Mr. Chong had a relationship and was able to obtain such information. We reviewed and evaluated the compensation packages of specialty jewelry manufacturers, distributors and retailers, in addition to other Chinese specialty companies engaged in the manufacture and distribution of consumer products. As a result of these criteria, we reviewed the following companies:

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Jewelry companies listed in the United States: LJ International, Inc. (NasdaqNM: JADE), Man Sang Holdings, Inc. (Amex: MHJ), House of Taylor Jewelry, Inc. (NasdaqSC: HOTJ), and Finlay Enterprises, Inc. (NasdaqNM:FNLY).

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Hong Kong / Chinese jewelry companies: Chow Sang Sang Holdings International Ltd. (SSEHK:116), Luk Fook Holdings International Ltd. (SSEHK:590), Ming Fung Jewelery Group Limited. (SSEHK:860), and Hang Fung Gold Technology Limited (SSEHK:870).

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Hong Kong / Chinese companies listed in the United States: Wonder Auto Technology, Inc. (NasdaqNM:WATG — manufacturer of automotive electrical parts in China), SORL Auto Parts, Inc. (NasdaqNM:SORL — manufacturer and distributor of commercial vehicle air brake valves and related components in China and internationally), and Orsus Xelent Technologies, Inc. (Amex:ORS — designer for retail and wholesale distribution of cellular phones).

We focused our evaluation and analysis on companies of similar market size and stage of growth, while taking into account our relative performance and our own strategic goals. We believe that the companies that we evaluated are comparable to us and provided valuable guidance to us in setting the appropriate levels and form of compensation for our executive officers. After reviewing the salary and equity components of compensation from these companies, Mr. Chong proposed the levels of compensation of our executive officers based upon this information. Our Compensation Committee reviewed and approved the compensation packages and the Employment Agreements, and we subsequently entered into the Employment Agreements. The Employment Agreements provide for substantially higher compensation packages for our executive officers as compared to previous years. The increase in compensation is primarily due to the increased level of responsibilities to be assumed by each of these executives after we become a publicly-listed company. In the future, the Compensation Committee will determine compensation packages for our executive officers, which may be based upon recommendations or proposals from Mr. Chong or other executive officers.

September 2007 Employment Agreements

Below is a summary of the compensation that will be provided under the Employment Agreements effective upon closing of this offering.

Yu Kwai Chong, our Chief Executive Officer, will receive an annual salary of $200,000 and an automobile allowance of approximately $52,000, and will be issued stock options on an annual basis with ten-year terms to acquire shares having a market value of 2% of our annual profit, approximately, before tax, not exceeding $200,000 in value as set forth in our annual report on Form 10-K for the relevant period as filed with the SEC. The exercise price of such options shall be equal to 110% of the fair market value of our common stock on the date of the grant.

Ching Wan Wong, our Chief Financial Officer, will receive an annual salary of $160,000 and will be issued, on the effective date of this offering, stock options with three-year terms to acquire 600,000 shares of common stock at a per share exercise price equal to 100% of the public offering price of the shares offered by this prospectus. One-third of the stock options will vest upon the effective date of this offering and the remaining two-thirds will vest in two equal annual installments over the 24-month period after the effective date of this offering.

Each of Lie Xi Zhang, our Chief Operating Officer, and Xi Zhou Zhuo, our Marketing Director, will receive an annual salary of $120,000 and will annually be issued ten-year stock options to acquire shares having a market value of 1% of our annual profit before tax, not exceeding $120,000 in value as set forth in our annual report on Form 10-K as filed with the SEC. The exercise price of such options shall be equal to 100% of the fair market value of our common stock on the date of the grant.

Heung Sang Fong, our Vice President of Corporate Development, will receive an annual salary of $120,000 and will be issued, on the effective date of this offering, three-year stock options to acquire 600,000 shares of common stock at a per share exercise price equal to 100% of the public offering price of the shares offered by this prospectus. One-third of the stock options will vest upon the effective date of this offering and the remaining two-thirds will vest in two equal annual installments over the 24-month period after the effective date of this offering.

Objectives and Components of Executive Compensation

Our Compensation Committee will determine compensation for our executive officers with the goal of attracting and retaining high quality executive officers and encouraging them to work as effectively as possible on our behalf. Compensation is designed to reward executive officers for successfully meeting their individual functional objectives and for their contributions to our overall development. Key areas of corporate performance taken into account in setting compensation policies and decisions are profitability, growth of sales, and cost control. The key factors may vary depending on which area of business a particular executive officer’s work is focused on. Compensation for our Chief Executive Officer, Chief Operating Officer, and Marketing Director consists of salary and equity compensation. While salary is a set amount, as described above, the equity compensation is directly tied to our performance for each fiscal year. Our annual profit before tax will determine the value of options to be granted to our Chief Executive Officer, Chief Operating Officer, and Marketing Director. We will annually grant to our Chief Executive Officer stock options to acquire shares having a market value of 2% of our annual profit before tax, not exceeding $200,000, and a similar grant of options will be made to each of our Chief Operating Officer and Marketing Director, except that the options will be to purchase shares having a market value of 1% of our annual profit before tax, not to exceed $120,000.

Our Compensation Committee will perform, at least annually, a review of the compensation program for our executive officers to determine whether it provides adequate incentives and motivation to our executive officers. For officers other than our Chief Executive Officer, Chief Operating Officer, and Marketing Director, the Compensation Committee will evaluate profitability, growth of sales, and cost control as a measurement of company performance in determining if, and at what amounts, stock option grants should be made. Commencing with fiscal 2008, we intend to establish a policy of setting company performance targets and budgets prior to each fiscal year and then having the Compensation Committee use these targets and budgets at the end of the respective fiscal year as a factor in determining whether our salary and equity compensation is adequate.

Our Compensation Committee, in its annual review, will also determine if our compensation is adequate as relative to comparable officers in other companies with which we compete for executives. Those companies to be evaluated and analyzed will consist of specialty jewelry manufacturers, distributors and retailers, in addition to other Chinese specialty companies in the manufacture and distribution of consumer products of similar market size and stage of growth. The companies may or may not be public companies or companies located in the PRC or even, in all cases, companies in the jewelry business. The companies that the Compensation Committee reviews will include the comparable companies listed above. In addition, the Compensation Committee will review other companies of a size, scope and magnitude similar to us at the time of our Compensation Committee conducts its annual review, which may include companies not currently listed or reporting. We believe that the companies that our Compensation Committee evaluates are comparable to us and can provide valuable guidance to us in determining whether the levels and forms of compensation for our executive officers are adequate. Based on its review of these companies, the Compensation Committee will determine the compensation packages for our executive officers for the relevant fiscal year.

The primary elements of compensation of our executive officers are salary and stock option grants. We do not have formal policies relating to the allocation of total compensation among salary and stock options. However, we believe that certain senior executive positions such as Chief Executive Officer, Chief Operating Officer, and Marketing Director have a more direct influence over our financial performance. As such, a greater portion of their compensation should be at-risk based on company performance. Compensation arrangements that were established during 2007 for these positions are more heavily weighted on incentive compensation. As indicated above, our Chief Executive Officer, Chief Operating Officer, and Marketing Director will be granted stock options on an annual basis that have a market value, not to exceed a pre-determined amount, that is based on our annual profit before tax as set forth in our annual report on Form 10-K as filed with the SEC for the respective fiscal year. Other positions that we believe have less of a direct influence over our financial performance, such as Chief Financial Officer and Vice President of Corporate Development, will receive stock options that are not based on financial performance.

Salary

Salary is designed to attract, as needed, individuals with the skills necessary for us achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. When setting and adjusting individual executive salary levels, we consider the relevant established salary range, the named executive officer’s responsibilities, experience, potential, individual performance and contribution. We also consider other factors such as our overall corporate budget for annual merit increases, unique skills, demand in the labor market and succession planning. Such factors were considered when the compensation packages under the Employment Agreements were created and approved.

Equity Compensation

We believe that long-term performance is aided by the use of stock-based awards, which we believe create an ownership culture among our named executive officers that fosters beneficial, long-term performance by our company. We mailed an information statement to our stockholders on October 2, 2007 announcing our intention to adopt a new Fuqi International, Inc. 2007 Equity Incentive Plan (“2007 EIP”), which has been approved by our Board of Directors and stockholders. We currently have a 2006 Equity Incentive Plan (“2006 EIP”), which we intend to cancel and terminate immediately prior to the adoption of the 2007 EIP. There are currently no options or other securities outstanding under the 2006 EIP. We intend to adopt the 2007 EIP in October 2007, but in no event sooner than 20 days after the information statement is mailed to our stockholders. The 2007 EIP will have a total of 2,366,864 shares of common available for grant under the plan.

We believe the 2007 EIP will provide our employees, including our named executive officers, as well as our directors and consultants, with incentives to help align their interests with the interests of stockholders. The Compensation Committee believes that the use of stock-based awards promotes our overall executive compensation objectives and expects that stock options will become a significant source of compensation for our executives.

We do not have a general equity grant policy with respect to the size and terms of option grants, but our Compensation Committee will evaluate our achievements for the fiscal year based on performance factors and results of operations such as revenues generated, cost of revenues, and net income. We do not currently have established quantitative targets. Commencing with fiscal 2008, we intend to establish a policy of setting company performance targets and budgets prior to each fiscal year and then having the Compensation Committee use these targets and budgets at the end of the respective fiscal year as a factor in determining if, and at what amount, a stock option grant should be made to each of our executive officers. We expect our established targets and budgets to be challenging yet achievable by our company and executive officers. In addition, we expect to set a minimum threshold for stock option grants at a certain percentage of the target and budget, yet to be determined. Based on the target and budget goals, the Compensation Committee will have discretion in determining what stock option grants are appropriate for the fiscal year.

We also conduct an annual evaluation of the achievement level of an executive based on individual performance measurements, such as contribution to the achievement of the company’s goals and individual performance metrics based on their positions and responsibilities. Stock options will generally be made at the end of each fiscal year.

As indicated above, our Chief Executive Officer, Chief Operating Officer, and Marketing Director will receive stock option grants that have a market value, not to exceed a pre-determined amount, that is based on our annual profit before tax as set forth in our annual report on Form 10-K as filed with the SEC for the respective fiscal year. Our Chief Financial Officer and Vice President of Corporate Development will each receive 600,000 stock options at a per share exercise price equal to 100% of the public offering price of the shares offered by this prospectus with a three-year term upon close of this offering, with one-third vesting upon the effective date of this offering and the remaining two-thirds will vest in two equal annual installments over the 24-month period after the effective date of this offering. We believe that our Chief Financial Officer and Vice President of Corporate Development played pivotal roles in the planning, execution, and completion of this offering and the stock options are intended to reward them for such contributions and the vesting schedule is intended to encourage continued contributions in the near future.

As permitted under the 2007 EIP, we expect to that the vesting schedule for option grants will differ in light of the purpose for the option grant. The option grants to our Chief Financial Officer and Vice President of Corporate Development, as described above, had shorter vesting schedules to reward them for contributions to this initial public offering and encourage continued contributions in the near future. The Compensation Committee will determine the vesting schedule of option grants and tie the vesting schedule to the purpose of the grant. For example, we expect to have extended vesting schedules for normal option grants to provide incentives for long-term performance.

We revised "Use of Proceeds", "Capitalization", "Dilution", and "Underwriting" to update the estimated expenses that we expect to incur with respect to the offering.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $47.1 million based on an assumed public offering price of $8.00 per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriters’ discounts and commissions and our payment of estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $54.3 million. Unless otherwise indicated, we assume there is no over-allotment for disclosure purposes.

We intend to use the net proceeds from this offering for general corporate purposes, including approximately $16.0 million to expand our retail operations, $3.8 million to expand our product lines, and $27.3 million for general working capital purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of net proceeds raised in this offering, the amount of cash generated by our operations and other factors described in the section entitled “Risk Factors” beginning on page 7 of this prospectus. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

CAPITALIZATION

The following table summarizes our capitalization as of June 30, 2007, on an actual basis and as adjusted basis to reflect our receipt of estimated net proceeds from the sale of 6,425,000 shares of common stock (excluding the 963,750 shares which the underwriters have the option to purchase to cover over-allotments, if any) in this offering at an assumed public offering price of $8.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The number of our shares of common stock shown above to be outstanding after this offering is based on 12,835,955 shares outstanding as of June 30, 2007.

You should read this table in conjunction with “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2007
	Actual	As Adjusted
	(In Thousands)
Stockholders’ Equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2007	$—	$—
Common stock, $0.001 par value, 100,000,000 shares authorized, 12,835,955 shares outstanding at June 30, 2007, and 19,260,955 shares issued and outstanding on an as-adjusted basis at June 30, 2007(1)	13	19
Additional paid in capital	9,967	57,063
Accumulated foreign currency translation adjustments	746	746
Retained earnings	6,661	6,661
Total stockholders’ equity	$17,387	$64,489
Total capitalization	$17,387	$64,489

(1)
The number of our shares of common stock shown above to be outstanding after this offering is based on 12,835,955 shares outstanding as of June 30, 2007. This information excludes 1,775,148 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan.

DILUTION

If you invest in our shares of common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value as of June 30, 2007 was $17.4 million, or $1.36 per share based on 12,835,955 shares of common stock outstanding. Assuming the sale by us of 6,425,000 shares of common stock offered in this offering at an assumed public offering price of $8.00 per share, and after deducting the estimated underwriting discount and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2007 would have been $64.5 million, or $3.35 per share. This represents an immediate increase in net tangible book value of $1.99 per share to our existing stockholders and an immediate dilution of $4.63 per share to the new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per share		$8.00
Net tangible book value per share as of June 30, 2007	$1.36
Increase per share attributable to new public investors	$1.99
Pro forma net tangible book value per share after this offering		$3.35
Dilution per share to new public investors		$4.65

The following table sets forth, on an as adjusted basis as of June 30, 2007, the difference between the number of shares of common stock purchased from Fuqi International, Inc., the total cash consideration paid, and the average price per share paid by our existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $8.00 per share of common stock:

	Shares Purchased		Total Cash Consideration		Average
	Number	Percent	Amount (In Thousands)	Percent	Price Per Share

Existing stockholders	12,835,955	66.6%	$17,387	25.3%	$1.35
New investors	6,425,000	33.4%	$51,400	74.7%	$8.00
Total	19,260,955	100.0%	$68,787	100%

The total consideration amount for shares of common stock held by our existing stockholders includes total cash paid for our outstanding shares of common stock as of June 30, 2007 and excludes the value of securities that we have issued for services. If the underwriters’ over-allotment option of 963,750 shares of common stock is exercised in full, the number of shares held by existing stockholders will be reduced to 63.5% of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to 7,388,750 shares, or 36.5%, of the total number of shares of common stock outstanding after this offering.

The discussion and tables above are based on 12,835,955 shares of common stock issued and outstanding as of June 30, 2007. This information excludes 1,775,148 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNDERWRITING

Merriman Curhan Ford & Co. and Brean Murray, Carret & Co., LLC are acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriter	Number of Shares
Merriman Curhan Ford & Co.
Brean Murray, Carret & Co., LLC
Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

We have granted to the underwriters an option, exercisable as provided in the underwriting agreement and expiring 30 days after the effective date of this offering, to purchase up to an additional 963,750 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the 6,425,000 shares are being offered.

The underwriting agreement provides that we will reimburse the representatives for their out-of-pocket expenses in the amount up to $50,000, which may include legal fees incurred in connection with this offering.

The underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[_______] per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $[_______] per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “FUQI.”

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 7% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fees Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000.

Each of our officers, directors, and certain principal stockholders have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of 180-day lock-up period, or if prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, the restrictions imposed by underwriters’ lock-up agreements will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merriman Curhan Ford & Co. waives, in writing, such extension. The lock-up agreements do not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor do they apply to transfers or dispositions of shares made (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound by the restrictions set forth in the lock-up agreements, (ii) to any trust for the direct or indirect benefit of a signatory to a lock-up agreement or the immediate family of such signatory, provided that the trustee of the trust agrees to be bound by the restrictions set forth in the lock-up agreements, (iii) by will or intestate succession provided the transferee agrees to be bound by the restrictions set forth in the lock-up agreements, or (iv) to the underwriters pursuant to the underwriting agreement, provided that Merriman Curhan Ford & Co. receives prior written notice of any transfer pursuant to (i) through (iii) above. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 180 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the offering, Merriman Curhan Ford & Co. on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merriman Curhan Ford & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Prior to the offering, there has been no public market for our common stock. Consequently, the initial public offering price of the common stock offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the common stock are:

•	our history and prospects;

•	the industry in which we operate;

•	the present stage of our development, including the status of, and development prospects for, our proposed products and services;

•	our past and present operating results;

•	the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of our common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that our common stock can be resold at or above the initial public offering price.

From time to time, each of Merriman Curhan Ford & Co. and Brean Murray, Carret & Co. and their respective affiliates may in the future provide investment banking, commercial banking and financial advisory services to us, for which they may in the future receive, customary fees. Other than the foregoing, Merriman Curhan Ford & Co. and Brean Murray, Carret & Co., LLC do not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to Merriman Curhan Ford & Co.’s contractual relationship with us entered into in connection with this offering.

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR OR THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, A WRITTEN PRELIMINARY PROSPECTUS RELATED TO THE OFFERING MAY BE OBTAINED FROM MERRIMAN CURHAN FORD & CO., 520 MADISON AVENUE, SUITE 902, NEW YORK, NEW YORK 10022, TOLL-FREE AT (866) 847-6818 OR BY FAX AT (646) 292-1497.

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